UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 001-41327

GOGORO INC.

11F, Building C,

No. 225, Section 2, Chang’an E. Rd.

SongShan District, Taipei City 105

Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Organizational Changes

On September 27, 2022, the Board of Directors (“Board”) of Gogoro Inc. (“Gogoro”) approved the appointment of Pass Liao, Gogoro’s General Manager, Gogoro Solutions to Chief Operating Officer of Gogoro, effective October 3, 2022. In his new role, Mr. Liao will oversee day-to-day operations, enforcing and implementing operation standards, budget and cost control and all corporate operations.

The Board also approved the appointment of Alan Pan, Gogoro’s General Manager of Gogoro Network to Chief Revenue Officer of Gogoro, effective October 3, 2022. In his new role, Mr. Pan will oversee Gogoro’s company-wide revenue strategy and execution.

Henry Chiang has also been appointed Gogoro’s General Manager of Taiwan Market, effective October 3, 2022. In his new role, Mr. Chiang will oversee Taiwan’s market operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gogoro Inc.

Date: October 3, 2022	/s/ Bruce Morrison Aitken
Bruce Morrison Aitken
Chief Financial Officer